                                                                      EXHIBIT 19

                                    Varco
                              International, Inc.

                           1999 Third Quarter Report


                             Varco is the leading

                             supplier of drilling

                            equipment in the world

                            with key products that

                            enhance the safety and

                              productivity of the

                               drilling process.

             [LOGO]   TO OUR SHAREHOLDERS,
                      CUSTOMERS AND EMPLOYEES

In our report to you for the second quarter we said that although oil and gas prices had strengthened, drilling activity was still depressed and our business had not shown significant improvement. The picture remains much the same today. Oil and gas prices have continued to improve, as oil averaged almost $21.75 per barrel and natural gas averaged approximately $2.50 per thousand cubic feet during the most recent quarter. However, any increases in drilling activity have been spotty, and overall industry conditions remain near historical lows.

     The worldwide rig count increased in the third quarter, driven by higher natural gas drilling in the United States and Canada. However, this improvement was partially offset by a continued decline in the international rig count. As a result, the average worldwide rig count for the September quarter was 19 per cent above that of the second quarter but still 16 per cent below the comparable period of last year. The offshore drilling segment was little changed from the previous quarter, with rig utilization averaging approximately 73 per cent, although day rates have recently begun to increase in certain markets. Thus, although commodity prices are at levels which have typically been associated with a favorable industry climate, drilling activity is still very low by historical standards. It is also significant that the markets which are the weakest, international and offshore, traditionally represent the highest revenue potential per active rig for oil service companies in general, and Varco in particular.

     Varco's Revenues for the third quarter were $140.4 million, as compared to $190.9 million for the same period a year ago, and $155.9 million for the second quarter of 1999. Third quarter Revenues reflected a further draw down of backlog, which fell to $119.0 million at September 30, from $178.8 million at the end of June. Net Income for the most recent quarter was $10.3 million, $.16 per share (diluted) versus $15.0 million, $.23 per share (diluted) for the third quarter of last year.

     Indicative of the current market weakness, incoming orders for the most recent quarter were $81.8 million (before cancellations of $1.8 million). This total is well below the similar quarter of last year when incoming orders totaled $146.7 million (before cancellations of $50.5 million), but somewhat above the second quarter of this year, in which orders were $63.2 million (excluding cancellations of $1.1 million).

     There exists an unusually high degree of uncertainty and contradiction in the outlook for our industry. Commodity prices are high, but industry activity is weak. The link between these factors is exploration and production spending by major oil companies and independent oil and gas producers, which continues to be restrained. Nearly all analysts are predicting increased spending in 2000, but estimates of the magnitude and timing of any such increase are more varied. We are convinced that the prospects for an industry recovery are strong, but the timing and extent of any upturn are difficult to predict.

     In this environment we are well served by a very strong balance sheet with no debt and substantial cash. We will continue the process of aligning our cost structure to a level consistent with current market conditions while aggressively pursuing our successful longer-term strategy of developing products that reduce drilling costs and increase productivity.

     We appreciate your continued support.


/s/ GEORGE I. BOYADJIEFF

George I. Boyadjieff
Chairman and
Chief Executive Officer
November 8, 1999

Condensed Consolidated Balance Sheets

(unaudited)

                                                 September 30,      December 31,
(in thousands)                                            1999              1998
--------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                             $ 38,728          $ 29,138
Receivables (net)                                      147,777           179,241
Inventories                                            102,046           152,412
Other                                                   26,245            29,600
--------------------------------------------------------------------------------
     Total Current Assets                              314,796           390,391
Property, plant and equipment (net)                     88,141            89,997
Rental equipment (net)                                   9,666            11,440
Cost in excess of net assets acquired                   32,551            33,511
Other assets                                            32,238            21,581
--------------------------------------------------------------------------------
Total Assets                                          $477,392          $546,920
================================================================================

Current Liabilities
Accounts payable                                      $ 28,414          $ 45,969
Customer deposits                                       21,727            95,766
Other liabilities                                       57,908            62,409
Current portion of long-term debt                            0             9,948
--------------------------------------------------------------------------------
     Total Current Liabilities                         108,049           214,092
Non-current liabilities                                 14,122            13,461
--------------------------------------------------------------------------------
Total Liabilities                                      122,171           227,553

Shareholders' Equity
Common Stock and additional paid-in capital            159,983           157,073
Retained earnings                                      195,238           162,294
--------------------------------------------------------------------------------
Total Shareholders' Equity                             355,221           319,367
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity            $477,392          $546,920
================================================================================

Notes to Condensed Consolidated
Financial Statements

Note 1.  Basis of Presentation

These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1998.

Varco International, Inc. and Subsidiaries

Note 2.  Special Charge

During the fourth quarter of 1998 the Company recognized an $8.5 million special charge consisting of severance for 1,100 employees of $6.1 million; a non-cash write-off of rental equipment of $1.5 million; and an allowance for abandoned leases and other obligations of $900 thousand. During the third quarter of 1999 the Company spent $1.9 million of the cash charge. As of September 30, 1999 the Company has spent, in total, $5.4 million of the cash charge and expects to spend all of the remaining cash charge during the balance of 1999.

Note 3.  Business Segments
Selected financial information for the Company's reportable segments for the three months and nine months ended September 30, 1999 and 1998 follows:

                       Three Months Ended Sept. 30, 1999         Three Months Ended Sept. 30, 1998
                 ---------------------------------------   ---------------------------------------
                 Revenues   Intercompany       Operating   Revenues   Intercompany       Operating
                                Revenues   Profit (Loss)                  Revenues   Profit (Loss)
--------------------------------------------------------------------------------------------------
Varco Systems    $ 53,051         $  162         $11,502   $ 63,013         $  869         $15,324
Varco BJ           13,244             35           2,493     23,286             25           4,837
M/D Totco          19,322            731           1,068     28,336          1,583           2,576
Shaffer            49,184                          4,720     71,907                          5,726
Rigtech             4,975                           (691)     4,091                           (418)
--------------------------------------------------------------------------------------------------
                 $139,776         $  928         $19,092   $190,633         $2,477         $28,045
==================================================================================================

                        Nine Months Ended Sept. 30, 1999          Nine Months Ended Sept. 30, 1998
                 ---------------------------------------   ---------------------------------------
                 Revenues   Intercompany       Operating   Revenues   Intercompany       Operating
                                Revenues   Profit (Loss)                  Revenues   Profit (Loss)
--------------------------------------------------------------------------------------------------
Varco Systems    $163,121         $  791         $35,614   $186,819         $2,452         $45,432
Varco BJ           55,979            134          14,967     67,210            197          16,537
M/D Totco          47,960          2,063            (844)    75,182          4,188           8,701
Shaffer           168,987                         13,386    190,869                         17,047
Rigtech            10,917                         (3,068)    17,270                          1,126
--------------------------------------------------------------------------------------------------
                 $446,964         $2,988         $60,055   $537,350         $6,837         $88,843
==================================================================================================

                                        Three Months     Three Months      Nine Months      Nine Months
                                               ended            ended            ended            ended
                                      Sept. 30, 1999   Sept. 30, 1998   Sept. 30, 1999   Sept. 30, 1998
-------------------------------------------------------------------------------------------------------
Reconciliation of profit (loss)
  Segment income                             $19,092          $28,045          $60,055         $ 88,843
  Elimination of intercompany profit            (229)            (572)            (706)            (964)
  Unallocated amounts:
    Interest expense                             (48)            (385)            (657)          (1,471)
    Corporate and other expenses              (3,181)          (4,514)          (8,347)         (11,077)
-------------------------------------------------------------------------------------------------------
  Earnings before income taxes               $15,634          $22,574          $50,345         $ 75,331
=======================================================================================================

Varco International, Inc. and Subsidiaries

Condensed Consolidated
Statements of Cash Flows
(unaudited)

                                                    Nine Months Ended Sept. 30,
(in thousands)                                             1999            1998
-------------------------------------------------------------------------------
Operating Activities
Net income                                             $ 33,228        $ 49,678
Depreciation and amortization                            17,537          16,058
Increase (decrease) in operating cash flows:
  Receivables                                            31,464         (23,921)
  Inventories                                            50,366         (39,786)
  Additions to rental equipment                          (3,019)         (2,279)
  Transfer from rental equipment                          1,094           2,457
  Accounts payable                                      (17,555)         (4,292)
  Customer deposits                                     (74,039)         27,092
  Taxes payable                                           3,548           1,024
  Other                                                 (14,471)         (2,464)
-------------------------------------------------------------------------------
   Net cash from operating activities                    28,153          23,567
-------------------------------------------------------------------------------

Investing Activities
  Property, plant and equipment purchases               (11,864)        (25,779)
  Proceeds from equipment sales                           1,410             245
-------------------------------------------------------------------------------
   Net cash (used in) investing activities              (10,454)        (25,534)
-------------------------------------------------------------------------------

Financing Activities
Decrease in long-term debt                              (10,000)        (10,000)
Proceeds from issuance of Common Stock                    1,891           1,888
-------------------------------------------------------------------------------
   Net cash (used in) financing activities               (8,109)         (8,112)
-------------------------------------------------------------------------------
Net change in cash and cash equivalents                   9,590         (10,079)
-------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year           29,138          39,827
-------------------------------------------------------------------------------
Cash and cash equivalents at end of quarter            $ 38,728        $ 29,748
===============================================================================

Varco International, Inc. and Subsidiaries

Condensed Consolidated
Statements of Income
(unaudited)


(in thousands,                 Three Months Ended Sept. 30,   Nine Months Ended Sept. 30,
except per share data)                1999             1998          1999            1998
-----------------------------------------------------------------------------------------
Revenues
Net sales                         $134,704         $182,464      $431,849        $509,259
Rental income                        5,072            8,169        15,115          28,091
Other income                           624              271         1,481             956
-----------------------------------------------------------------------------------------
                                   140,400          190,904       448,445         538,306
-----------------------------------------------------------------------------------------

Costs and Expenses
Cost of sales                       94,220          128,329       304,442         346,733
Cost of rental income                1,812            2,859         5,852           9,164
Selling, general and
 administrative expenses            20,791           27,549        64,288          80,491
Research and development costs       7,895            9,208        22,861          25,116
Interest expense                        48              385           657           1,471
-----------------------------------------------------------------------------------------
                                   124,766          168,330       398,100         462,975
-----------------------------------------------------------------------------------------
Income before income taxes          15,634           22,574        50,345          75,331
Provision for income taxes           5,304            7,610        17,117          25,653
-----------------------------------------------------------------------------------------
Net income                        $ 10,330         $ 14,964      $ 33,228        $ 49,678
=========================================================================================
Basic income per share            $    .16         $    .23      $    .51        $    .77
=========================================================================================
Shares used in basic income
 per share calculation              65,091           64,959        64,891          64,387
=========================================================================================
Diluted income per share          $    .16         $    .23      $    .50        $    .76
=========================================================================================
Shares used in diluted income
 per share calculation              66,025           65,802        65,690          65,396
=========================================================================================

Varco International, Inc. and Subsidiaries

Management's Discussion and Analysis of
Financial Condition and Results of Operations

                          General Industry Conditions

The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including economic and political conditions, the prices of oil and gas, finding and development costs of oil companies, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

     Commodity prices for oil and gas were strong during the third quarter of 1999, continuing a recovery, which began in the previous quarter. The price of oil averaged approximately $21.72 per barrel during the third quarter of 1999 versus approximately $17.64 for the second quarter, approximately $13.20 for the first quarter, and approximately $14.40 for the year 1998. The price of natural gas was approximately $2.45 per thousand cubic feet during the third quarter of 1999 as compared to approximately $2.10 for the second quarter, approximately $1.78 for the first quarter, and approximately $2.04 for all of 1998. The low commodity prices in 1998 and early 1999 led to lower cash flows for the oil companies and a reduction in exploration and production expenditures, resulting in declining drilling activity. These higher prices are yet to have any significant impact on exploration and production expenditures.

     As a result, offshore drilling activity has been relatively flat, as mobile offshore rig utilization (mobile offshore rigs under contract as a percent of available rigs) averaged approximately 73.5% in the third quarter of 1999 as compared to approximately 73.2% in the second quarter. These utilization rates are well below the third quarter 1998 rate of approximately 88%. The lower utilization was accompanied by decreasing day rates which have a negative impact on the cash flows of the Company's primary customer, the drilling contractor.

     Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased approximately 16% in the third quarter of 1999 to an average of approximately 1,459 from an average of approximately 1,727 during the same period in 1998. North American drilling activity decreased approximately 10% as compared to last year to an average of 894 rigs, and international activity decreased 22% to an average of approximately 565 rigs. As compared to the second quarter of 1999 average rig count of approximately 1,225, the 1999 third quarter average increased approximately 19%.

                             Results of Operations

Sets forth below are the net orders and revenues for the Company's five operating divisions:

                   Three Months Ended Sept. 30,     Nine Months Ended Sept. 30,
                           1999            1998            1999            1998
-------------------------------------------------------------------------------
Net Orders
Varco Systems           $31,760        $ 45,704        $ 68,528        $224,106
Varco BJ                  8,959          21,200          31,820          78,908
M/D Totco                11,116          23,277          37,624          92,429
Shaffer                  27,034          49,880          70,696         226,902
Rigtech                   2,937           6,601           8,639          17,412
Cancellations            (1,762)        (50,510)        (18,716)        (63,510)
-------------------------------------------------------------------------------
Total                   $80,044        $ 96,152        $198,591        $576,247
===============================================================================

                   Three Months Ended Sept. 30,      Nine Months Ended Sept. 30,
                           1999            1998            1999            1998
-------------------------------------------------------------------------------
Revenues
Varco Systems          $ 53,051        $ 63,013        $163,121        $186,819
Varco BJ                 13,244          23,286          55,979          67,210
M/D Totco                19,322          28,336          47,960          75,182
Shaffer                  49,184          71,907         168,987         190,869
Rigtech                   4,975           4,091          10,917          17,270
-------------------------------------------------------------------------------
Total                  $139,776        $190,633        $446,964        $537,350
===============================================================================

During the third quarter of 1999, new order bookings, before cancellations, declined to $81.8 million from $146.7 million in the same period of 1998. This decline is primarily the result of the absence of orders associated with upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Varco Systems and Shaffer Divisions. In addition, new orders were negatively impacted in all Divisions by the decline in overall drilling activity.

     The revenue decreases, from the third quarter of 1998 at Varco Systems, Varco BJ and Shaffer, primarily were due to lower shipments of equipment for upgrading, conversion and new construction of offshore drilling rigs. The lower revenues at M/D Totco were due to the decline in overall drilling activity, particularly in the U.S. and Canada.

     At September 30, 1999 the Company's backlog of unshipped orders was approximately $119.0 million as compared to $367.4 million at December 31, 1998 and $501.8 million at September 30, 1998. The Company expects that most of the September 30, 1999 backlog will be shipped by the end of 1999. At September 30, 1999, the Company had received $21.7 million in customer cash deposits related to orders currently included in backlog. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

     Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first nine months decreased year-over-year. They were 30.6% and 33.8% in the first nine months of 1999 and 1998, respectively. For the third quarter of 1999 gross margins were 31.3%, compared to 31.2% for the same period in 1998. The first nine months gross margins in 1999 were negatively impacted by (1) high initial cost and retrofit cost on newer products at Rigtech, Shaffer and M/D Totco; (2) the combined product mix impact of a decline in rental income (which carries a higher gross margin than other revenues) and the increase in the proportion of Shaffer revenues to other revenues (Shaffer products carry lower gross margins than other Divisions' products); and (3) higher manufacturing costs and increased manufacturing inefficiencies. New product and retrofit costs accounted for approximately 45% of the decline and approximately 45% was due to the combined product mix impact.

     The Company believes that new product development is a significant factor for the future of the Company. During the first nine months of 1999 the Company spent $22.9 million or 5.1% of revenues on new product development. This compares to $25.1 million or 4.7% of revenues during the same period in 1998.

     Primarily as a result of a reduction in employment related expenses, third quarter selling, general and administrative expenses were down 24.5% from the third quarter of 1998. Overall Company employment at September 30, 1999 was 2,124 (including 104 temporary employees) which compares to 3,232 (including 316 temporary employees) a year ago.

     The effective tax rate for the first nine months of 1999 was 34.0% as compared to 34.1% for the first nine months of 1998.

     As the September 30, 1999 backlog is delivered, the Company expects that its revenue level will decline to a level more reflective of its incoming order rate. As this decline occurs, the Company has in place plans to further reduce its cost structure and capital expenditures as appropriate for the anticipated level of future revenue.

                        Liquidity and Capital Resources

At September 30, 1999, the Company had cash and cash equivalents of $38.7 million as compared to $29.1 million at December 31, 1998. At September 30, 1999, the Company's working capital was $206.7 million as compared to $176.3 million at December 31, 1998, and its current ratio was 2.9 to 1.0 as compared to 1.8 to 1.0 at December 31, 1998. These changes are primarily due to the reduction in current liabilities.

     On June 27, 1997, the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. At September 30, 1999, there were no advances and $6.1 million in letters of credit outstanding under this facility.

     The Credit Agreement restricts the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis.

     The Company's capital expenditures during the first nine months of 1999 were $11.9 million as compared to $25.8 million for the first nine months of 1998. The Company's current plans for capital expenditures in the next twelve months are approximately $5.0 to $10.0 million. The Company anticipates that its September 30, 1999 cash and cash equivalents and its existing credit facility will be sufficient to meet its capital expenditures and operating cash needs.

                             Year 2000 Compliance

The following supplements the Year 2000 disclosure included in the Company's Annual Report to Shareholders for the year ended December 31, 1998, and reference should be made to such disclosure included therein.

     Products. The Company has completed testing of its currently supported products, as opposed to discontinued and obsolete products, and believes they are Year 2000 compliant. The Company has mailed to its customers a list of compliant products and has advised customers which products needed to be upgraded or replaced for Year 2000 compliance.

     Internal Business Systems. The Company has completed its assessment and testing phase and believes that its business systems are currently Year 2000 compliant.

     Third-Party Suppliers and Customers. The Company has requested confirmation from its suppliers and customers of their Year 2000 compliance. Replies from most of the suppliers and customers have been received and the replies received to date indicate that Year 2000 compliance will be achieved.

     Facility Systems. The Company does not anticipate that facility systems will have any material impact on the Company's operations.

     The Company does not separately track internal cost incurred on the Year 2000 Issue. The Company has estimated that approximately 15% of its IT personnel's time is spent on the Year 2000 Issue. The Company has estimated that less than $1.5 million will be paid to third parties for software, hardware and consultation. As of September 30, 1999, most of these costs had been incurred.

                     Cautionary Statement Pursuant to the
                         Private Securities Litigation
                              Reform Act of 1995

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Quarterly Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders, backlog, operating trends, industry trends, manufacturing capacity, expectations for funding capital expenditures and operations in future periods and plans, objectives and estimated cost of year 2000 compliance. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas; changes in capital spending by companies in the oil and gas industry for exploration, development and equipment; potential excess capacity; competitive pressures; technological and structural changes in the industry; litigation; and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

                                   Profile

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

                               Investor Contact

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail:  investor-relations@varco.com
Web site:  http://www.varco.com

V A R C O